EXHIBIT 20


FROM:     Applied Power Inc.; P.O. Box 325; Milwaukee, WI
          53201

DATE:     Friday, March 3, 1995

FOR RELEASE:   Immediate

FOR FURTHER INFORMATION, CONTACT:  Robert C. Arzbaecher

             APPLIED POWER ANNOUNCES REFINANCING


     MILWAUKEE, March 3, 1995 -- Applied Power Inc. (APW -
NYSE) announced that it will be refinancing all $64 million of its 9.92% Senior Unsecured Notes on March 30, 1995. The Senior Unsecured Notes will be replaced by variable rate borrowings which will be accommodated by an expansion of an existing credit facility. "Applied Power's recent and projected cashflow and debt reductions necessitate the replacement of our unsecured notes, which have fixed redemptions over the next six years. By replacing this debt now, Applied Power will have better flexibility as to repayment and placement of debt around the world," commented Richard G. Sim, Chairman and CEO.
     At current interest rates and debt levels, this change would benefit Applied Power's earnings per share by approximately $0.12 per year. The actual benefits will vary depending on future interest rate movements. The Company will be recording a net extraordinary charge of approximately $5 million in the quarter ending February 28, 1995 as a result of the early extinguishment of the Senior Unsecured Notes. The extraordinary charge includes a "make whole" payment and the write-off of deferred costs related to the Senior Unsecured Notes.
     In an unrelated matter, the Company announced that its results for the second quarter of Fiscal 1995, to be announced on March 23, will include a foreign exchange loss of approximately $1.3 million, or $0.06 per share, resulting from the recent devaluation of the Mexican peso. Applied Power S.A. de C.V., the Company's Mexican subsidiary, had certain U.S. dollar denominated liabilities which were impacted by the devaluation. Within the last month, Applied Power has restructured the debt of its Mexican subsidiary such that any potential additional Mexican peso devaluation is not expected to have a material impact on earnings.
     Applied Power is a world leader in industrial motion and position control applications and a pioneer in the marriage of hydraulic and vibration technologies with electronics. The Company is comprised of two business groups and the Wright Line unit. The Engineered Solutions Group, which includes the Power-Packer, APITECH and Barry Controls businesses, serves the automotive, truck, mobile equipment, marine, medical equipment, defense and aerospace markets. The Distributed Products Group, consisting of Enerpac and GB Electrical, provides a wide variety of high pressure hydraulic products and electrical tools and consumables worldwide. The Wright Line business provides technical furniture solutions for offices and laboratories.

For further information contact:
Applied Power Inc.
Robert C. Arzbaecher
Vice President and Chief Financial Officer
414/781-6600